Massive Dynamic, Inc.

320 Otero

Newport Beach, California 92660

May 27, 2011

Securities and Exchange Commission  (the “Commission”)

Washington, D.C. 20549

Attn.: Michael Clampitt, Senior Counsel

Re:

Massive Dynamics, Inc.

Registration Statement on Form 10-12G

Filed May 2, 2011

File Number 000-54387

Ladies and Gentlemen:

With respect to the above filing and all amendments, we hereby confirm:

1.

Massive Dynamics, Inc. (the “Company”) is responsible for the accuracy of the disclosure in the filing;

2.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Massive Dynamics, Inc.

By:    /s/ Don Calabria

Don Calabria,

President